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                                                           OMB APPROVAL
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                                                  OMB Number           3235-0287
                                                  Expires:     December 31, 2001
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                                                  hours per response ....... 0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type responses)
================================================================================
1. Name and Address of Reporting Person*

Oak Hill Venture Fund I, L.P.
--------------------------------------------------------------------------------
(Last)                  (First)                 (Middle)

201 Main Street, Suite 3100
--------------------------------------------------------------------------------
                                    (Street)

Fort Worth                      TX                      76102
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

eGain Communications Corporation ("EGAN")
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

August 2001
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [_]   Director                             [_]   10% Owner
   [_]   Officer (give title below)           [X]   Other (specify below)

See Footnote (1) below
================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [_] Form filed by one Reporting Person
   [X] Form filed by more than one Reporting Person

================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                              OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
         INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (3-99)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-    ative   Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date      Title    Shares  5)       4)        4)      4)
------------------------------------------------------------------------------------------------------------------------------------
6.75% Series A     $9.2517  8/8/2001   J (2)           60.0  Immed.             Common   (3)               -0-        D
Cumulative                                                                      Stock
Convertible
Preferred Stock,
par value $1.00 per
share ("Series A
Preferred Stock")
------------------------------------------------------------------------------------------------------------------------------------
Series A           $5.6875  8/8/2001   J (2)    60.0          Immed.            Common   1,124,947          60.0      D
Preferred                                                                       Stock
Stock
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

Explanation of Responses:  SEE CONTINUATION SHEET


OAK HILL VENTURE FUND I, L.P.

By:  OHVF GenPar I, L.P., general partner
By:  OHVF MGP I, LLC, general partner
By:  FW Group GenPar, LLC, sole member


By: /s/ Kevin G. Levy                                    September 10, 2001
----------------------------------------            -------------------------
   **Signature of Reporting Person                            Date
   Kevin G. Levy, Vice President

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                        (Page 2)

                          CONTINUATION SHEET TO FORM 4
--------------------------------------------------------------------------------

Name and Address of Reporting Person:       Oak Hill Venture Fund I, L.P.
                                            201 Main Street, Suite 3100
                                            Fort Worth, Texas  76102

Issuer Name and Ticker or Trading Symbol:   eGain Communications Corporation
                                            (EGAN)

Date of Event Requiring Statement:          August 8, 2001

--------------------------------------------------------------------------------

Other Reporting Persons:                Signatures of Reporting Persons:

OHVF GenPar I, L.P. (4)                 OHVF GENPAR I , L.P.
201 Main Street, Suite 3100             By:    OHVF MGP I, LLC, general partner
Fort Worth, Texas  76102                By:    FW Group GenPar, LLC, sole member

                                        By: /s/ Kevin G. Levy
                                            ------------------------------------
                                            Kevin G. Levy, Vice President


OHVF MGP I, LLC (4)                     OHVF MGP I, LLC
201 Main Street, Suite 3100             By:  FW Group GenPar, LLC, sole member
Fort Worth, Texas  76102
                                        By: /s/ Kevin G. Levy
                                            ------------------------------------
                                            Kevin G. Levy, Vice President


FW Group GenPar, LLC                    FW Group GenPar, LLC
201 Main Street, Suite 3100
Fort Worth, Texas 76102                 By: /s/ Kevin G. Levy
                                            ------------------------------------
                                            Kevin G. Levy, Vice President

Explanation of Responses:

(1) The Reporting Persons may be deemed to be a member of a Section 13(d) "group" that owns more than 10% of the Issuer's outstanding Common Stock. However, the Reporting Persons disclaim such group membership and this report shall not be deemed an admission that any Reporting Person is a member of a
Section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock for purposes of Section 16 or for any other purpose.

(2) On August 8, 2001, in accordance with the Certificate of Designations of the Series A Preferred Stock, the conversion price of the Series A Preferred Stock was adjusted to $5.6875. As a result of this price reset, the Reporting Persons were deemed to beneficially own additional shares of Common Stock of the Issuer.

(3) The Series A Stock is convertible into shares of the Issuer's Common Stock on the basis of its stated value divided by its conversion price.

(4) FW Group GenPar, LLC ("FW Group") is the sole member of OHVF MGP I, LLC ("OHVF MGP") , which is the general partner of OHVF GenPar I, L.P. ("OHVF GenPar"), which is the general partner of Oak Hill Venture Fund I, L.P. ("Oak Hill"), which is the direct beneficial owner of the securities reported herein. Pursuant to Rule 16a-1(a)(2)(ii)(B) under the Act, each of FW Group, OHVF MGP and OHVF GenPar may be deemed to be the beneficial owner of the securities beneficially owned by Oak Hill only to the extent of the greater of its respective direct or indirect interest in the profits or capital account of Oak Hill. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that FW Group, OHVF MGP or OHVF GenPar is, for purposes of
Section 16 of the Act or otherwise, the beneficial owner of any securities owned by Oak Hill in excess of such amount.